November 14, 2007

Mr. John P. Nolan, Accounting Branch Chief
Ms. Joyce Sweeney, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Attn: Mail Stop 4561
Washington, D.C. 20549

Re:	Cullen/Frost Bankers, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Forms 10-Q for the Quarterly Periods Ended March 31, 2007 and June 30, 2007
File No. 001-13221

Dear Mr. Nolan and Ms. Sweeney:

   We are writing in response to your letter dated October 31, 2007 regarding the review of the Annual Report on Form 10-K (the "Form 10-K") for the year ended December 31, 2006 of Cullen/Frost Bankers, Inc. (the "Corporation"), which was filed on February 3, 2006, the Quarterly Report on Form 10-Q for the period ended March 31, 2007, which was filed on April 25, 2007 and the Quarterly Report on Form 10-Q for the period ended June 30, 2007, which was filed on July 25, 2007. Our response to your comment is provided below. For your convenience, we have restated the text of the comment.

In providing this response, the Corporation acknowledges that:

w	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filings.

w	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

w	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Financial Statements

Note 19 - Operating Segments, page 106

1.

We note your disclosure that the Banking segment includes commercial and consumer banking services, Frost Insurance Agency, and Frost Securities. Please refer to paragraphs 10-15 of SFAS 131 and tell us the following with respect to your Banking reportable segment:

w	clarify whether commercial banking, consumer banking, Frost Insurance Agency, and Frost Securities are operating segments;

w	describe your management and organization structure;

w	describe how resources are allocated and performance is evaluated;

w	describe the extent to which discrete financial information is available for the different services included within the segment; and;

w	describe the extent to which this discrete financial information, if available, is reviewed by your segment managers and/or chief operating decision maker.

   Response: The Corporation does not consider its commercial and consumer banking services to be reportable operating segments within the context of paragraph 10 of Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," as discrete financial information related to these service lines is not prepared and the Corporation's chief operating decision maker reviews the operating results of these services on an aggregated basis for the purposes of allocating resources and assessing performance.

Frost Insurance and Frost Securities could be construed to be operating segments within the context of paragraph 10 of SFAS 131. Frost Insurance and Frost Securities are wholly-owned subsidiaries of the Corporation for which discrete financial information is prepared. While such discrete financial information is made available to the Corporation's chief operating decision maker, performance assessments and resource allocations are primarily made in conjunction with regional lines of business such that products and services offered through these subsidiaries are viewed merely as an extension of the overall regional banking lines of business. Furthermore, the banking, insurance and advisory products and services offered through each regional line of business are of a similar nature, have similar types and classes of customers and utilize similar service delivery methods through each of the regional points of delivery. The businesses of Frost Insurance and Frost Securities are closely related to that of the banking operations of the Corporation's banking subsidiary, Frost Bank, and have similar economic characteristics. The Corporation's business approach is based on building customer relationships. The products and services offered by Frost Insurance and Frost Securities are viewed as extensions of the banking relationships with Frost Bank customers. As such, referrals between these operating units are an integral part of each unit's business plan.

Total revenues of Frost Insurance made up approximately 3.2%, 4.25% and 5.1% of total consolidated revenues reported in the Corporation's Form 10-K for 2006, 2005 and 2004, respectively, and 4.2% and 2.8% of total consolidated revenues during the first and second quarters of 2007, respectively. Total revenues of Frost Securities were less than 1.0% of total consolidated revenues during each of these periods. Additionally, net income and total assets of Frost Insurance and Frost Securities through the second quarter of 2007 and during 2006, 2005 and 2004 were nominal components of total consolidated net income and total consolidated assets.

In light of the forgoing, the banking, insurance and advisory products and services of Frost Bank, Frost Insurance and Frost Securities have been reported in the aggregate for the purposes of reporting operating segments. Nearly all of the revenue of Frost Insurance consists of insurance commissions and fees. Insurance commissions and fees are reported as a separate line item in the Corporation's consolidated statements of income and discussed separately in management's discussion and analysis. Frost Securities was previously reported as a separate operating segment prior to the discontinuation of substantially all of its operations in 2002. The continuing operations of Frost Securities include providing advisory services to corporate customers as part of our ongoing banking services for those customers. Revenues primarily consist of investment banking fees related to these services. Such fees are transaction based and can vary from quarter to quarter. A discussion of these fees is included in management's discussion and analysis if the fees recognized during the period represent a significant portion of the line item for other charges, commissions and fees in the Corporation's consolidated statements of income.

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Should you have any questions concerning the foregoing, please do not hesitate to call me at (210) 220-4841.

Sincerely,

/s/ Phillip D. Green

Phillip D. Green Group Executive Vice President and Chief Financial Officer